UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934


                               THE ST. JOE COMPANY
                               -------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    790148100
                                    ---------
                                 (CUSIP Number)

                                December 8, 2009
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No.   790148100


1   Name of Reporting Person:    Taube Hodson Stonex Partners LLP
    I.R.S. Identification No. of above person (entities only):    Not Applicable

2   Check the Appropriate Box if a Member of a Group (See Instructions):  (a)[ ]
                                                                          (b)[X]

3   SEC Use Only

4   Citizenship or Place of Organization:  England

        NUMBER OF          5    Sole Voting Power:   4,590,929 shares
         SHARES
      BENEFICIALLY         6    Shared Voting Power:  -0-
        OWNED BY
          EACH             7    Sole Dispositive Power:     4,590,929 shares
        REPORTING
         PERSON            8    Shared Dispositive Power:  -0-
          WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                4,590,929 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  4.97 %*

12  Type of Reporting Person:  FI


* Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 as of October 27, 2009 there were 92,376,009 shares of common stock outstanding.

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


Item 1.

(a) Name of Issuer: The St. Joe Company

(b) Address of Issuer's Principal Executive Offices:
                                                 245 Riverside Avenue, Suite 500
                                                 Jacksonville, Florida 32202

Item 2.

(a) Name of Person Filing: Taube Hodson Stonex Partners LLP

(b) Address of Principal Business Office
    or, if none, Residence:                     Cassini House 1st Floor
                                                57-59 St. James's Street
                                                London, SW1A 1LD
                                                England

(c) Citizenship: England

(d) Title of Class of Securities: Common Stock, no par value per share

(e) CUSIP Number: 790148100

Item 3.

If this statement is filed pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ] Broker or dealer  registered  under  section  15 of the Act (15  U.S.C.
         78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance  company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);


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


(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [X] A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4.     Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,590,929 shares

(b) Percent of class: 4.97%

(c) Number of shares as to which the person has:

         (i) sole power to vote or to direct the vote: 4,590,929 shares

         (ii) shared power to vote or to direct the vote: -0-

         (iii) sole power to dispose or to direct the disposition of:
                                                                4,590,929 shares

         (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.     Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.


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




Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable.

Item 9.     Notice of Dissolution of Group

            Not Applicable.

Item 10.    Certification

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Further, to the best of the undersigned's knowledge and belief, the foreign regulatory scheme applicable to the undersigned as an investment manager regulated by the Financial Services Authority in the UK is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 8, 2009                TAUBE HODSON STONEX PARTNERS LLP



                                        By:  /s/Kim van Tonder
                                             -----------------
                                             Kim van Tonder - Head of Compliance




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